NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE American LLC ("NYSE American" or the "Exchange") hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to remove the Common Stock of Timber Pharmaceuticals, Inc. (the "Company") from listing and registration on the Exchange at the opening of business on December 11, 2023, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Exchange determined that the Company is no longer suitable for listing pursuant to Section 1003(c)(iii) of the NYSE American Company Guide in light of the Company's Form 8-K disclosure on November 17, 2023 that the Company and certain of its affiliates filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. The Exchange noted that the Company's Form 8-K discloses that holders of shares of the Company's common stock could experience a complete loss on their investment. On November 21, 2023, the Exchange determined that the Common Stock should be suspended from trading and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the NYSE American. The Company was notified on November 21, 2023. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange (the "Committee") the determination to delist the Common Stock, provided it filed a written request for such a review with the Secretary of the Exchange within seven calendar days of receiving notice of the delisting determination. The Company infomed that Exchange on November 28, 2023 that it will not excersie that right. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.